

December 28, 2020

Natasha Giordano
President and Chief Executive Officer
PLx Pharma Inc.
9 Fishers Lane, Ste. E
Sparta, New Jersey 07871

>   **Re: PLx Pharma Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 21, 2020**
>   **File No. 333-251554**

Dear Ms. Giordano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Robert Friedman, Esq.